**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

☒ Form C: Offering Statement
    ☐       Form C-U: Progress Update
    ☐       Form C/A: Amendment to Offering Statement
    ☐       Check box if Amendment is material and investors must reconfirm within five business days.
    ☐       Form C-AR: Annual Report
    ☐       Form C-AR/A: Amendment to Annual Report
    ☐       Form C-TR: Termination of Reporting

*Name of issuer*

Harmon DTC Inc.

*Legal status of issuer*

    *Form*

    C Corporation

    *Jurisdiction of Incorporation/Organization*

    Nevada Corporation

    *Date of organization*

    January 12, 2026

*Is there a co-issuer? _____ yes __X__ no.*

*Physical address of issuer*

2 Manhattanville Road, Suite 403, Purchase, NY 10577

*Website of issuer*

https://harmondiscount.com/

***Name of intermediary through which the offering will be conducted***
DealMaker Securities, LLC

***CIK number of intermediary***
0001872856

***SEC file number of intermediary***
008-70756

***CRD number, if applicable, of intermediary***
315324

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:***

 As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $19,500 advance setup fee and $4,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
None

***Type of security offered***

Class B Non-Voting Common Stock

***Target number of Securities to be offered***
***10,000,000***

***Price (or method for determining price)***

$.50

***Target offering amount***

$10,500

***Oversubscriptions accepted:***
☐ Yes
☑ No

*Oversubscriptions will be allocated:*

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

*Maximum offering amount (if different from target offering amount)*

$5,000,000

*Deadline to reach the target offering amount*

March 31, 2027

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled   and committed funds will be returned.**

*Current number of employees*
1

|  | **Inception through January 19,,2026** | **Prior fiscal year-end** |
|---|---|---|
| **Total Assets** | $4,100 | N/A |
| **Cash & Cash Equivalents** | $4,100 | N/A |
| **Accounts Receivable** | $ - | N/A |
| **Short-term Debt** | $ - | N/A |
| **Long-term Debt** | $ - | N/A |
| **Revenues/Sales** | $ - | N/A |
| **Cost of Goods Sold** | $ - | N/A |
| **Taxes Paid** | $ - | N/A |
| **Net Income** | $ - | N/A |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Accredited Canadian and non-US investors  will be accepted

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: PPT



**EXHIBIT A**
**OFFERING MEMORANDUM PART II OF OFFERING STATEMENT**
**(EXHIBIT A TO FORM C)**
**April 1, 2026**

**Harmon DTC Inc.**
**www.ShopHarmon.com**

**Up to $5,000,000 of Class B Non-Voting Common Stock at $.50 per share**
**Minimum Target Amount $10,500.00**

COMPANY, ("Harmon DTC Inc.", the "Company," "we," "us", "Issuer" or "our"), is offering up to $5,000,000 worth of Class B Non-Voting Common Stock of the Company (the "Securities" or "Shares") at a price of $.50 per Share. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,500 (the "Target Amount") (collectively, the "Offering"). The offering deadline is March 31, 2027. However, the Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by September 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $150.00.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary,

DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.  The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**Investment Incentives and Perks***

**Time Based Perks:**

- 10% bonus shares – This time-based Perk begins on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 21st day
- 5% bonus shares – This time based perk begins on the 22nd day after this offering is launched and concludes at 11:59 pm EDT on the 45th day following the Launch Date.

For the purposes of the Time Based Perks, an Investor's Funded Investment must be received by the stated deadline. Funded Investment means each funded investment from an Investor made within the specified time frame above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

**Volume Based Perks**:

500+
- Free First Month of a 6 Month Subscription of either Compounded GLP-1 Products (Semaglutide or Tirzepatide) ($200+ Value)
- Choose One Free Product Offering from our Daily Deals Page that's up to $100.00 in Value.

1000+
- Free Two Months of a Six Month Subscription of either Compounded GLP-1 Products (Semaglutide or Tirzepatide) ($400+ Value)
- Free 1 year VIP Membership (2% back + exclusive offers + Free Welcome Gift + Free Birthday Gift)
- 5% Bonus Shares

2500+
- Free Three Months of a 6 Month Subscription of either Compounded GLP-1 Products (Semaglutide or Tirzepatide) ($600+ Value)
- Free 2 year VIP Membership (2% back + exclusive offers + Free Welcome Gift + Free Birthday Gift)
- 7.5% Bonus Shares

5000+

- Free Four Months of a 6 Month Subscription of either Compounded GLP-1 Products (Semaglutide or Tirzepatide) ($600+ Value)
- Free 3 year VIP Membership (2% back + exclusive offers + Free Welcome Gift + Free Birthday Gift)
- 10% Bonus Shares

10000+
- Free 5 Months of a 6 Month Subscription of either Compounded GLP-1 Products (Semaglutide or Tirzepatide) ($800+ Value)
- First access to Test Out New Product Launches
- 15% Bonus Shares

25000+
- Free 6 Months of a 6 Month Subscription of either Compounded GLP-1 Products (Semaglutide or Tirzepatide) ($1000+ Value)
- Annual Beauty Box Delivery For Free ($100 Value)
- First access to Test Out New Product Launches
- Annual Investor Update Newsletter
- 15% Bonus Shares

50000+
- Free 6 Months of a 6 Month Subscription of either Compounded GLP-1 Products (Semaglutide or Tirzepatide) ($1000+ Value)
- Lifetime VIP Membership (2% back + exclusive offers + Free Welcome Gift + Free Birthday Gift)
- Annual Beauty Box Delivery For Free ($100 Value)
- Primary access to Future Investment Rounds
- Annual Investor Update Newsletter
- First access to Test Out New Product Launches
- 20% Bonus Shares

The Volume Based Perk are based on an Investor's Funded Investment Amount, which means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.

*Bonus Shares of Class B Non-Voting Common Stock shall have the same terms as the Class B Non-Voting Common Stock issued in the Offering. **All Perks may be stacked together.** Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.  The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT     ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**COMPANY OVERVIEW**

Harmon DTC, Inc. ("Harmon," the "Company," "we," "us," or "our") is building a diversified **direct-to-consumer ("DTC") health, wellness, and digital care platform** designed to generate recurring revenue, leverage first-party customer data, and scale multiple consumer health offerings through a centralized operating infrastructure.

While the Harmon brand historically operated primarily through physical retail locations under affiliated entities, Harmon DTC has been formed to pursue a **digital-first growth strategy** focused on:

- Technology-enabled healthcare access
- GLP-1 and metabolic health programs
- Subscription-based wellness offerings
- Strategic acquisition and roll-up of complementary DTC businesses

The Company's objective is to build a **capital-efficient, recurring-revenue DTC platform** that can scale through both organic growth and disciplined acquisitions.

**Focus of This Offering**

The primary focus of this offering is to support the launch and expansion of Harmon DTC's core strategic initiatives:

- Development and commercialization of GLP-1 and metabolic health offerings
- Acquisition and integration of complementary DTC businesses
- Expansion of shared technology, marketing, and data infrastructure
- Growth of subscription and recurring revenue programs

Management believes that combining **healthcare-adjacent recurring revenue with a disciplined DTC roll-up strategy** creates a differentiated opportunity in the evolving digital health and consumer wellness markets.

**History of Harmon**

Our corporate name of our parent company is Harmon Retail Holdings Inc. The Harmon brand traces its roots to 1971, when it was founded as an independent health and beauty retailer. Over several decades, Harmon built a strong regional presence, operating dozens of stores in the New York/New Jersey area. In 2002, the chain was acquired by Bed Bath & Beyond Inc., which rebranded the stores as "Harmon Face Values" and expanded the product assortment, including the launch of a private label brand. Under Bed Bath & Beyond's ownership, Harmon became known for its discounted prices and broad selection, reaching more than 50 stores at its peak. We sometimes refer to our company as the Company or Harmon in this Memorandum.

In January 2023, amid Bed Bath & Beyond's financial distress and bankruptcy-driven restructuring, all Harmon stores were liquidated and closed by February 26, 2023. The Harmon brand and related intellectual property were subsequently acquired out of bankruptcy in mid-2023 by our current Chief Executive Officer, Jonah Raskas. This acquisition included the rights to the Harmon trade name and customer data, enabling a relaunch of the business independent of Bed Bath & Beyond.

Since acquiring the Harmon brand, management has reopened three legacy locations—New Rochelle, New York; West Caldwell, New Jersey; and Bridgewater, New Jersey—and is actively pursuing additional store reopenings in the region. Our revitalization strategy is designed to leverage the longstanding reputation of the Harmon brand, its historic loyal customer base, and experienced current leadership to drive growth and profitability in the evolving health and wellness retail sector.

Harmon DTC, Inc. will operate as a separate legal entity from Harmon Retail Holdings, Inc. Harmon DTC will not have automatic rights to use Harmon Retail's intellectual property, personnel, or infrastructure. Any shared use of resources will be governed by written intercompany agreements.

Harmon DTC, Inc. is independently capitalized and managed. Harmon Retail Holdings, Inc. owns certain intellectual property, retail operations, and infrastructure.

Harmon DTC, Inc. ("Harmon DTC" or the "Company") is a separate legal entity from Harmon Retail Holdings, Inc. ("Harmon Retail"), which operates brick-and-mortar retail locations and owns certain intellectual property and operational infrastructure associated with the Harmon brand. While Harmon DTC is independently capitalized and managed, it may from time to time rely on certain resources, services, or intellectual property owned by Harmon Retail pursuant to arm's-length intercompany agreements.

The Harmon brand name, trademarks, and related intellectual property are owned by Harmon Retail Holdings, Inc. Harmon DTC operates under a non-exclusive, revocable license to use certain Harmon trademarks solely in connection with its direct-to-consumer business, subject to the terms of a written license agreement. The license is expected to include commercially reasonable terms, including usage guidelines, quality controls, and licensing fees, and may be terminated under certain circumstances, including breach or insolvency.

Harmon DTC may utilize certain shared services provided by Harmon Retail, including but not limited to executive management, accounting, finance, marketing, supply chain coordination, and technology infrastructure. These services are expected to be provided pursuant to a shared services agreement and charged at rates intended to approximate market-based pricing.

A portion of the proceeds from this offering may be used to compensate Harmon Retail for licensed intellectual property, shared services, and operational support, and to support the development of standalone infrastructure over time.


**BUSINESS MODEL**


**Strategic Focus**

Harmon's DTC strategy is designed around **two primary growth engines**:

1. **GLP-1 and Metabolic Health Platform**
2. **DTC Roll-Up and Acquisition Strategy**

Management believes these two pillars are complementary and create multiple avenues for recurring revenue growth.


**DTC ROLL-UP STRATEGY**
**Strategic Rationale**

A central component of Harmon DTC's business model is the **acquisition and integration of complementary direct-to-consumer businesses**.

Management believes many small and mid-sized DTC brands face increasing pressure from:

- Rising customer acquisition costs
- Platform dependency
- Operational fragmentation
- Limited access to growth capital
- Inefficient marketing spend

The Company believes these dynamics create opportunities to acquire and optimize businesses within a unified platform.

## Target Acquisition Profile

Harmon intends to focus on DTC businesses that exhibit some or all of the following characteristics:

- Existing revenue and customer base
- Subscription or repeat-purchase behavior
- Positive contribution margin or path to profitability
- Under-optimized marketing performance
- Founder-led ownership seeking liquidity or support
- Opportunities for cross-selling or operational leverage

The Company may pursue acquisitions of assets, equity, or other structures depending on the specific opportunity.

## Value Creation Post-Acquisition

Following an acquisition, Harmon intends to pursue operational improvements that may include:

- Centralized paid media optimization
- Pricing and bundling improvements
- Subscription lifecycle enhancements
- Technology stack consolidation
- Vendor and fulfillment optimization
- Cross-selling across the customer base

Management believes many DTC brands operate below optimal efficiency due to limited scale and fragmented systems.

## Integration Approach

The Company expects to follow a structured integration process that may include:

**Phase 1 — Stabilization**

- Financial and operational review
- Marketing performance audit
- Vendor and fulfillment assessment

**Phase 2 — Optimization**

- Migration to shared marketing infrastructure
- Subscription and retention improvements
- Cost structure rationalization

**Phase 3 — Platform Leverage**

- Cross-brand customer initiatives
- Shared data utilization
- Expanded product offerings

The pace and success of integration may vary by acquisition.

---

**SHARED PLATFORM INFRASTRUCTURE**

Harmon's strategy relies on building **centralized capabilities** that can support multiple DTC offerings.

**Technology and Data**

The Company is developing centralized systems for:

- Subscription billing
- Customer lifecycle management
- Marketing attribution
- Data analytics and segmentation
- Financial performance monitoring

Management believes shared infrastructure can improve capital efficiency and scalability.

---

**Marketing and Customer Acquisition**

Harmon intends to manage digital marketing centrally across its platform, which may include:

- Paid digital advertising
- Email and lifecycle marketing
- Influencer programs
- Affiliate partnerships
- Content marketing

Centralization is intended to:

- Improve attribution accuracy
- Optimize marketing spend
- Reduce duplicated costs
- Improve cohort performance visibility

---

**Fulfillment and Operations**

The Company expects to utilize a combination of:

- Third-party logistics providers
- Pharmacy and fulfillment partners
- Customer support infrastructure
- Inventory and demand planning tools

The specific structure may evolve as the platform scales.

**COMPETITORS AND INDUSTRY**

**Industry Background and Market Context**

The DTC commerce landscape has evolved significantly over the past decade. Rising customer acquisition costs, increasing competition, platform dependency, and changes in privacy and advertising regulations have made it more difficult for standalone DTC brands to scale profitably.

At the same time, consumers increasingly prefer:

- Subscription-based purchasing models
- Personalized product recommendations
- Transparent pricing and direct brand relationships
- Convenient digital access to wellness and health-related products

In parallel, the healthcare-adjacent DTC market—including metabolic health, weight management, and GLP-1-related solutions—has experienced rapid growth driven by increased consumer awareness, technological advancements, and shifting healthcare delivery models.

The Company believes these trends favor platform operators that can:

- Share marketing and operational resources across brands
- Optimize lifetime value rather than single-transaction economics
- Acquire under-optimized DTC businesses at attractive valuations
- Centralize compliance, data, and fulfillment capabilities

**Market size & growth**

**Supplements Market Size and Growth**

The global dietary supplements market is large and growing, supported by increasing consumer focus on preventative health, wellness, longevity, and condition-specific supplementation. According to research from **Grand View Research** (Dietary Supplements Market), the global dietary supplements market was estimated at approximately **$192.65 billion in 2024** and is projected to reach **over $400 billion by the early 2030s**. Similar market sizing and growth trends are reflected in research published by **Fortune Business Insights** (Dietary Supplements Market Size) and **Statista** (Dietary Supplements – Market Data), which highlight sustained growth driven by rising health awareness, aging populations, e-commerce adoption, and increased demand for functional and personalized supplements.

**Custom and Personalized Skincare Market Size and Growth**

The personalized and custom skincare market is expanding as consumers increasingly seek targeted solutions based on individual skin type, concerns, and lifestyle. According to **Grand View Research** (Personalized Skincare Market), the global personalized skincare market was estimated at approximately **$25 billion in 2024**, with projections reaching **approximately $45–50 billion over the next decade**. Additional industry data from **Statista** (Personal Care & Cosmetics – Customization Trends) supports continued growth in premium and customized skincare, driven by consumer willingness to pay for tailored regimens, digital skin analysis tools, and ongoing replenishment models.

**GLP-1 and Metabolic Health Market Size and Growth**

GLP-1 receptor agonists represent one of the fastest-growing segments in global healthcare, driven by expanding use in obesity and metabolic health management. Analyst and industry research from **Morgan Stanley** (Obesity & GLP-1 Market Commentary) and **Goldman Sachs** (The Obesity Drug Opportunity) estimate the GLP-1 market to be **tens of billions of dollars today**, with projections exceeding **$150–200 billion annually over the coming decade** as patient adoption expands and new formulations enter the market. Research and commentary from **McKinsey & Company** (Obesity Care Transformation) further highlight the scale of the metabolic health opportunity and the role of digital-first access models in accelerating adoption.

**Telehealth and Prescription-Enabled Digital Care Market Size and Growth**

The global telehealth market has grown rapidly as consumers increasingly adopt digital healthcare solutions and providers expand virtual care offerings. According to **Grand View Research** (Telehealth Market Size), the global telehealth market was estimated at approximately **$123 billion in 2024** and is projected to reach **over $450 billion by 2030**, reflecting strong compound annual growth. Similar projections are reflected in research from **Deloitte** (Digital Health Trends) and **PwC** (Telehealth & Virtual Care), which cite improved access, convenience, and cost efficiency as key growth drivers.

**Teledermatology and Prescription Dermatology Market Size and Growth**

Teledermatology represents a significant and rapidly growing subsegment of telehealth, well-suited to asynchronous and remote care models. According to **Grand View Research**

([Teledermatology Market](#)), the global teledermatology market was estimated at approximately **$15 billion in 2024** and is projected to exceed **$40 billion by 2030**. Industry analysis highlights increasing demand for remote dermatology access, specialist shortages, and consumer preference for convenient prescription dermatology solutions delivered digitally.

**Peptide Therapeutics Market Size and Growth**

The peptide therapeutics market, which serves as a relevant proxy for prescription peptide-based offerings, is also expanding rapidly. According to **Grand View Research** ([Peptide Therapeutics Market](#)), the global peptide therapeutics market was valued at approximately **$117 billion in 2024** and is projected to grow to **over $250 billion by 2030**. Additional industry analysis from **IQVIA** (Global Pharmaceutical Trends) highlights continued innovation and expanding clinical applications as key drivers of growth in peptide-based prescription therapies.

**COMPETITORS**

Harmon's DTC businesses operate in competitive markets that include:

- Independent DTC brands
- Subscription commerce companies
- Digital health platforms
- Established consumer brands with online channels

Competition is based on factors including brand positioning, customer experience, pricing, retention, and operational efficiency.

**Competitive Landscape**

Harmon DTC operates across multiple intersecting markets, including dietary supplements, skincare, and technology-enabled healthcare services. The Company competes with a range of direct-to-consumer brands, digital health platforms, and telehealth-enabled providers. Key competitors include the following representative companies:

**Hims & Hers Health, Inc.**
Hims & Hers is a publicly traded direct-to-consumer health and wellness platform offering prescription and non-prescription products across categories including dermatology, sexual health, mental health, weight management, and wellness. The company combines branded consumer marketing with telehealth-enabled prescription services and subscription-based recurring revenue. Harmon DTC competes with Hims & Hers in areas such as digital health access, subscription programs, and direct-to-consumer prescription-enabled offerings, while seeking to differentiate through brand positioning, product mix, and cross-category integration.

**Ro (Roman Health Ventures)**
Ro is a privately held digital health company providing telehealth-enabled access to prescription treatments across weight management, dermatology, men's and women's health, and chronic care. Ro emphasizes vertically integrated healthcare delivery, including telemedicine, pharmacy fulfillment, and ongoing care programs. Harmon DTC competes with Ro in telehealth-enabled

services and prescription product offerings, particularly in metabolic health and dermatology, while pursuing a broader consumer wellness and retail-adjacent ecosystem.

**Care/of (Bayer)**

Care/of is a direct-to-consumer personalized supplements company focused on data-driven personalization, subscription replenishment, and consumer education. The company competes with Harmon DTC's supplements and wellness offerings through personalized product recommendations and recurring revenue models. Harmon DTC seeks to differentiate by combining supplements with skincare, prescription-enabled services, and broader health solutions within a unified platform.

## CURRENT STAGE AND ROADMAP

| Operational element | Status |
|---|---|
| Corporate formation (Nevada) | Completed January 12, 2026 |

**Near-Term Roadmap and Milestones**

**March 2026 – Launch of GLP-1 and Regulated Health Offerings**

Beginning in February 2026, Harmon DTC expects to launch additional regulated health offerings, including **GLP-1–related metabolic health solutions** and other prescription-enabled products and services. These offerings are expected to be delivered through asynchronous digital care models and, where required, in partnership with licensed telehealth providers, pharmacies, and clinical service organizations. Initial launches are expected to focus on core programs with the potential for recurring revenue through memberships, ongoing treatment plans, and bundled offerings.

**2026 – Expansion of Skincare and Dermatology Offerings**

Throughout 2026, Harmon DTC expects to expand its **skincare and dermatology-focused product lines**, including both consumer skincare products and prescription dermatology solutions, subject to applicable regulatory requirements. These offerings may include branded skincare products, curated regimens, and prescription-based treatments supported by digital consultation workflows. Management expects these categories to complement the Company's supplements and metabolic health offerings through cross-selling and long-term customer engagement.

**2026 and Beyond – Platform Expansion and Portfolio Growth**

Following the initial launch phases, Harmon DTC intends to continue expanding its product and service portfolio through a combination of new product development, strategic partnerships, and potential additional acquisitions. Longer-term initiatives may include broader wellness programs, enhanced personalization technology, expanded subscription models, and additional digital health offerings aligned with consumer demand and regulatory frameworks.

Management believes this phased roadmap allows Harmon DTC to balance speed to market with regulatory compliance, operational discipline, and capital efficiency, while building a diversified direct-to-consumer platform focused on recurring revenue and long-term customer relationships.

## OUR CORPORATE HISTORY AND STRUCTURE

The Company was incorporated in Nevada on January 12, 2026, by parent company Harmon Retail Holdings, Inc. the owner of the Harmon brand.  On the same date the founders executed subscription agreements totaling 40 million shares of Class A Common Stock for $4,000 in aggregate consideration.

The Company has no subsidiaries.  It holds a perpetual, royalty-free IP license and manufacturing agreement with Harmon Retail Holdings, Inc.  The Company retains ownership of original artwork and design concepts and the Company owns the final product designs and production specifications. All IP created by our collaboration partners is licensed back to the Company on a limited, non-transferable, exclusive license to use Collaborator's name, likeness, image, and brand solely in connection with the Collection during the Term, while each Party retains ownership of its respective trademarks.

## CORPORATE MILESTONES

| Date | Milestone |
| --- | --- |
| 01-12-2026 | Nevada charter filed; founders' subscription closed. |
| 03-18-2026 | Perpetual manufacturing license with Harmon Retail Holdings, Inc. signed. |
| 03-18-2026 | Collaboration Agreement signed with Harmon Retail Holdings Inc. and Harmon DTC Inc. |
| 04-1-2026 | Reg CF Form C filed (this offering). |

## GROWTH STRATEGY & ALLOCATION OF FUNDS

### DTC Business Strategy

Harmon's DTC strategy is designed to create a scalable, diversified portfolio of consumer brands supported by shared infrastructure and centralized management.
The Company's DTC strategy is built around three primary pillars:

1. Healthcare-Adjacent and GLP-1-Related DTC Offerings
2. Acquisition and Roll-Up of Complementary DTC Businesses

Each pillar is intended to reinforce the others, allowing Harmon to deploy capital efficiently while reducing operational redundancy.

**Owned and Operated DTC Brands**

**GLP-1 and Metabolic Health DTC Offerings**

Harmon is developing and operating DTC offerings focused on GLP-1, weight management, metabolic health, and adjacent consumer wellness categories.

These offerings may include:

- Subscription-based consumer programs
- Digital education and engagement platforms
- Consumer products aligned with metabolic health needs
- Partnerships with licensed providers or third-party platforms where required by law

The Company does not directly provide medical services unless permitted under applicable laws and instead may operate through platform, partnership, or referral models.

The Company believes the GLP-1 and metabolic health category represents a large and growing opportunity due to:

- Increased consumer awareness
- Expanding adoption of GLP-1 therapies
- Demand for ongoing support, education, and related products
- Fragmentation among current market participants

Harmon's experience in consumer marketing, subscription commerce, and compliance-aware operations positions it to participate in this market while remaining flexible and asset-light.

**New DTC Brand Development**

In addition to existing brands, Harmon intends to launch new proprietary DTC brands over time.

These brands may be developed internally or in partnership with third parties and may focus on:

- Wellness and health-adjacent products
- Subscription-based consumables
- Lifestyle and personal care categories
- Adjacent verticals identified through customer data analysis

New brand launches are expected to leverage Harmon's centralized infrastructure, reducing the cost and time required to bring new offerings to market.

**Acquisition and Roll-Up Strategy**

A central component of Harmon's DTC strategy is the acquisition and integration of complementary DTC businesses.

**Shared Infrastructure and Platform Capabilities**

Harmon's DTC businesses operate on a shared platform designed to improve efficiency and scalability.

**Technology and Data**

The Company utilizes centralized systems for:

- Subscription billing and customer lifecycle management
- Customer data and segmentation
- Marketing analytics and attribution
- Inventory and fulfillment coordination
- Financial reporting and performance monitoring

This shared infrastructure allows the Company to deploy improvements across multiple brands simultaneously.

**Marketing and Customer Acquisition**

Harmon manages digital marketing across its DTC brands, including:

- Paid digital advertising
- Email and lifecycle marketing
- Influencer and affiliate programs
- Content and brand engagement strategies

By centralizing marketing, the Company seeks to:

- Lower blended customer acquisition costs
- Improve attribution accuracy
- Allocate spend dynamically across brands
- Leverage shared customer insights

**Fulfillment and Operations**

The Company coordinates fulfillment and customer support across its DTC brands, which may include:

- Third-party logistics providers
- Shared vendor relationships
- Centralized customer service operations
- Inventory planning and demand forecasting

**Omnichannel Opportunities**

Harmon's DTC platform benefits from the Company's physical retail footprint. The Company may:

- Test DTC products in retail locations
- Acquire customers offline and convert them to subscriptions
- Use retail data to inform DTC product development
- Cross-promote DTC offerings to retail customers

The Company believes this omnichannel capability differentiates it from pure-play DTC competitors.

**Growth Strategy**

Harmon plans to grow its DTC business through:

- Increased subscription adoption
- Improved retention and lifetime value
- Expansion of existing product lines
- Launch of new DTC brands
- Strategic acquisitions
- Operational efficiencies from scale

The Company may adjust its growth strategy based on market conditions, capital availability, and performance data.

Proceeds from this offering are expected to be used primarily to support the Company's DTC business, including:

- Marketing and growth of existing DTC brands
- Development and expansion of GLP-1-related offerings
- Acquisition of DTC businesses and assets
- Technology and platform investments
- Working capital related to DTC operations

Actual use of proceeds may vary.

**The Team**

As of January 2026, we have 1 Employees.  None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

The key team members of the Company are:

- Jonah Raskas CEO;

**Officers and Directors**

Name: Jonah Raskas
Positions and offices held with the issuer:
      Position: CEO and Director
      Dates of Service:  January 2026-Present
Responsibilities: provides operations and strategic decisions

In addition to Harmon DTC, Mr. Raskas has served as our Chief Executive Officer and Director since our establishment on July 16, 2025. Mr. Raskas began his career in the White House speechwriting office under President George W. Bush before moving to investment banking, where he guided companies through IPOs, secondary offerings, and private placements. Additionally, Mr. Raskas later managed a number of well known over-the-counter health-care brands, such as Advil. Leveraging this dual perspective, he has focused on transforming and acquiring businesses; he led the go-public transaction for pet-services marketplace Wag! Group Co. (Nasdaq: PET) and continues to serve as a board advisor. In August 2023, Mr. Raskas acquired the Harmon brand and has since acted as the Chief Executive Officer and a director of the Company.  Mr. Raskas directs the Company's strategy, growth initiatives, and capital allocation.  Prior to founding the Company, Mr. Raskas was the Brand Manager at GSK during the period from 2017 until January 2022. Mr. Raskas was then focuses on opportunities across the private and public markets as a Principal at CHW ventures until he re-found the Company in August 2023.

## RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

**Uncertain Risk**

An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**Our business projections are only projections**

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

**Any valuation at this stage is difficult to assess**

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

**The transferability of the Securities you are buying is limited**

Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time**

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the app or media industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

**If the Company cannot raise sufficient funds, it will not succeed**

The Company is offering Common Stock in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

**We may not have enough capital as needed and may be required to raise more capital.**

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**Terms of subsequent financings may adversely impact your investment**

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Common stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Common stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

**Management Discretion as to Use of Proceeds**

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

**Projections: Forward-Looking Information**

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

**The amount raised in this offering may include investments from company insiders or immediate family members**

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

**You must keep records of your investment for tax purposes:**

As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

**Using a credit card to purchase shares may impact the return on your investment:**

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the 2.9% Investor Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

**Any Valuation at This Stage Is Difficult to Assess**

Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $.50. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

**The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.**

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

**Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.**

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

## Risks Relating to Our Business and Our Industry

**We operate in highly regulated industries, and changes in laws or regulations could materially adversely affect our business.**

Our business operates across multiple highly regulated industries, including dietary supplements, cosmetics, prescription pharmaceuticals, and telehealth-enabled healthcare services. These industries are subject to extensive and evolving regulation at the federal, state, and local levels, including oversight by the U.S. Food and Drug Administration (FDA), state medical boards, pharmacy boards, and other regulatory authorities.

Regulatory requirements govern product formulation, labeling, marketing claims, manufacturing practices, prescribing standards, data privacy, and patient protections. Changes in laws, regulations, enforcement priorities, or interpretations could increase our compliance costs, delay product launches, restrict our ability to offer certain products or services, or require changes to our business model.

Failure to comply with applicable regulations, or even allegations of non-compliance, could result in enforcement actions, fines, product recalls, injunctions, reputational harm, or other adverse consequences that could materially impact our business, financial condition, and results of operations.

**Our dietary supplements business is subject to regulatory oversight, and regulatory actions could limit our ability to sell or market certain products.**

The dietary supplements industry is regulated with respect to ingredient safety, manufacturing practices, labeling, and marketing claims. Regulatory authorities may challenge whether products are properly classified as dietary supplements, whether ingredients are permissible, or whether marketing claims are substantiated and compliant.

Even if we believe our products comply with applicable regulations, regulatory authorities may disagree or change their interpretations. Enforcement actions could require us to reformulate products, modify labeling or marketing materials, suspend sales, or recall products from the market. Such actions could increase costs, reduce revenues, and harm our brand reputation.

Increased regulatory scrutiny of the supplements industry generally could also result in additional compliance obligations or restrictions that adversely affect our ability to operate efficiently.

**Our skincare and cosmetic products are subject to safety, labeling, and consumer protection regulations, and adverse outcomes could harm our business.**

Skincare and cosmetic products are subject to regulatory requirements related to ingredient usage, product safety, labeling, and consumer protection. Regulatory changes or adverse findings related to product ingredients or manufacturing processes could require reformulation, relabeling, or removal of products from the market.

In addition, skincare products may result in adverse reactions for some consumers, which could lead to customer complaints, returns, negative publicity, or product liability claims. Even isolated incidents can have an outsized impact on consumer trust and brand perception in personal care categories.

Any such events could result in increased costs, reputational damage, and reduced demand for our products.

**Our prescription-related offerings are subject to strict healthcare regulation, and we do not control medical decision-making.**

Prescription products and services, including GLP-1 therapies, dermatology treatments, peptides, and other regulated offerings, are subject to complex federal and state healthcare laws governing prescribing, marketing, distribution, and patient care. These regulations vary by jurisdiction and are subject to change.

Medical decision-making must be conducted by licensed healthcare providers, and we do not control clinical determinations. If regulators determine that certain prescribing practices, digital workflows, or care models are non-compliant, we may be required to modify or suspend certain offerings.

Such actions could delay launches, reduce revenue, increase compliance costs, or limit our ability to offer certain products or services, which could materially adversely affect our business.

**Our telehealth and asynchronous care offerings are subject to evolving and inconsistent regulatory requirements.**

Telehealth regulations vary significantly by state and may change over time. These regulations govern provider licensing, scope of practice, prescribing standards, and the use of asynchronous or remote care models.

Changes in telehealth laws or enforcement priorities could restrict the services we are able to offer, require additional compliance investments, or reduce the efficiency of our care delivery models. In addition, failure by third-party telehealth partners to comply with applicable regulations could expose us to reputational harm or operational disruptions.

Regulatory uncertainty in telehealth could materially impact our ability to scale these offerings.

**We rely on third-party providers and partners, and disruptions to these relationships could adversely affect our business.**

We expect to rely on third-party partners, including licensed healthcare providers, pharmacies, manufacturers, fulfillment providers, and technology vendors. We do not control these third parties and may be adversely affected by their failure to perform, maintain licensure, or comply with applicable laws.

The loss of, or disruption to, key partners could delay product launches, reduce service availability, increase costs, or require us to seek alternative arrangements on less favorable terms.

Dependence on third-party partners increases operational risk and could materially adversely affect our business.

**We may be subject to product liability claims and consumer safety concerns.**

Products sold or facilitated by Harmon DTC may expose us to product liability claims, including claims related to side effects, adverse reactions, misuse, or alleged lack of efficacy. Even if claims are without merit, defending against them could result in significant legal costs, management distraction, and reputational harm.

Insurance coverage may be insufficient to cover all potential liabilities, and claims could materially adversely affect our financial condition and results of operations.

**The markets in which we operate are highly competitive, and increased competition could adversely affect our business.**

The supplements, skincare, GLP-1, and telehealth markets are highly competitive, with numerous established companies and new entrants. Many competitors have greater financial resources, brand recognition, regulatory experience, or marketing capabilities.

Increased competition could result in pricing pressure, higher customer acquisition costs, reduced margins, or loss of market share. We may be unable to compete effectively against larger or better-capitalized competitors.

**Our success depends on maintaining consumer trust and our brand reputation.**

Our business depends on consumer trust in our products, services, and brand. Negative publicity, regulatory actions, adverse events, or social media criticism—whether justified or not—could damage our reputation and reduce demand for our offerings.

In health- and wellness-related categories, reputational harm may have an outsized and long-lasting impact on customer relationships and revenue.

**Market size estimates and growth projections may not be accurate.**

Market size and growth estimates included in this offering are based on third-party data and assumptions that may not be accurate or may change over time. Actual market conditions may differ materially from those projected.

If the markets in which we operate do not grow as expected, or if demand for our offerings is lower than anticipated, our business prospects could be adversely affected.

**We are an early-stage company and have not yet generated any profits.**

The Flow Society Custom. was formed in January 2026. Accordingly, our business, as it is currently operated, have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in the market, managing our growth and the entry of competitors into the market. We have no current plans to pay dividends on any shares and would only be able to do so once we achieve profitability and our board of directors makes a determination it would be in the best interest of the Company and its stockholders. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of our shares.

**We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses.**

Because we have a limited history, it is difficult to evaluate our proposed business and future prospects, including our ability to plan for and model future growth. Our limited operating experience, combined with the rapidly evolving nature of the app market in which we intend to operate, substantial uncertainty concerning how this market may develop, and other economic factors beyond our control reduce our ability to accurately forecast quarterly or annual revenue. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company. Failure to manage our current and future growth effectively could have an adverse effect on our business, operating results, and financial condition. Our business should be considered in light of the risks, expenses, and difficulties that we have encountered to date and will continue to encounter.

**We may encounter numerous difficulties frequently encountered by companies in the early stage of operations.**

We have a limited operating history upon which any investor may evaluate our current business and future prospects. Any potential investor must consider the risks and difficulties frequently encountered by early-stage companies. Historically, there has been a high failure rate among early-stage companies. Our future performance will depend upon a number of factors, including our ability to:

- implement our growth strategy;
- aggressively counter and respond to actions by our competitors;
- pursue new users and maintain relationship with current users;
- maintain adequate control of our expenses;
- attract, retain and motivate qualified personnel;
- react to user preferences and demands;
- our ability to successfully implement, launch, and achieve market acceptance of our products and to anticipate and manage the risks associated therewith; and
- regulatory compliance.

We cannot assure investors that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

**Our revenues and profits are subject to fluctuations.**

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: global securities markets, general economic conditions, our ability to market our products and services to companies, markets and other market participants, headcount and other operating costs, and general industry and regulatory conditions and requirements. Our operating results may fluctuate from year to year due to the factors listed above and others that are not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

**We depend on key personnel and face challenges recruiting needed personnel.**

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Jonathan Mayer, and our President Seth Prezioso who are critical to continually innovate and improve our products. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to continue to the grow the firm.

**We may not be able to protect all of our intellectual property.**

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation related to protecting our intellectual property or defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

**If third parties claim that we infringe their intellectual property, it may result in costly litigation.**

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

**The success of our business depends on the continued availability of access to the Internet.**

The future success of our business depends upon the continued maintenance and development of the Internet infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform, the demand for our services would be significantly reduced, which would harm our business, results of operations and financial condition. To the extent the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our business, results of operation and financial condition. Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as "viruses," "worms" or other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service, or increased government regulation and taxation of Internet activity. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, the growth of our business may be adversely affected.

**Our software may be exposed to cybersecurity threats and hacks via source code flaws, errors or security weaknesses.**

As with any other computer code, flaws in the source codes related to cryptocurrencies, cryptocurrency exchanges and crypto wallets have been exposed by certain malicious actors.

Several errors and defects have been found and corrected, including those that disabled some or all functionality for users or exposed users' personal information. If a similar attack were to expose a flaw in our systems it could have a material adverse effect on our reputation, which could negatively affect our business prospects.

**Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.**

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

**We face the risk of fraud.**

Online transactions may be subject to sophisticated schemes or collusion to defraud, launder money or other illegal activities, and there is a risk that our products may be used for those purposes either by our customers or our employees or contractors. This may be especially true when dealing with cryptocurrencies, which by design, may be difficult or impossible to trace. While we believe that our systems, both computer and procedural, afford an adequate degree of protection against fraudulent activities, if such protection is not effective in all cases, is circumvented or if we fail to implement updated controls and procedures or to counter new fraud techniques, we could lose the confidence of our customers and our reputation could be damaged. Moreover, any failure to protect ourselves and our customers from fraudulent activity, could result in reputational damage and could materially adversely affect our operations, financial performance and prospects. Failure to adequately monitor and prevent money laundering and other fraudulent activity could also result in civil or criminal liability.

**We may enter partnerships, collaborations, joint ventures, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with**

**these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.**

Identifying strategic relationships with third parties and negotiating and documenting relationships with them may be time-consuming and complex and may distract management. Moreover, we may be delayed, or not be successful, in achieving the objectives that we anticipated because of such strategic relationships.

Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances.

Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition could be adversely affected.

**Loss of a critical banking relationship could adversely impact our business, operating results, and financial condition.**

We rely on bank accounts to provide certain services. Customer cash holdings on our platform are held with banking partners. Our banking partners may view us as a higher risk customer for purposes of their anti-money laundering programs. New regulations that affect our banking providers may cause increased burdens to such providers which may be passed on to customers, increase costs of compliance or cause withdrawal of certain services by such providers in the future. As a result, we may face difficulty establishing or maintaining banking relationships due to our banking partners' policies. The loss of banking partners or the imposition of operational restrictions by banking partners may result in a disruption of business activity as well as regulatory risks.

**We are exposed to transaction losses due to chargebacks, refunds or returns as a result of fraud or collectability that may adversely impact our business, operating results, and financial condition.**

A portion of our products and services are paid for by electronic transfer from bank accounts which exposes us to risks associated with returns and insufficient funds. Furthermore, some of our products and services are paid for by credit and debit cards through payment processors which exposes us to risks associated with chargebacks and refunds. These claims could arise from fraud, misuse, unintentional use, settlement delay, insufficiency of funds, or other activities. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as counterfeiting and fraud. If we are unable to collect such amounts from the customer, or if the customer refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss for the amount of the chargeback, refund, or return.

While we have policies and procedures to manage and mitigate these risks, we cannot be certain that such processes will be effective. Our failure to limit chargebacks and fraudulent transactions could increase the number of returns, refunds and chargebacks that we have to process. In addition, if the number of returns, refunds and chargebacks increases, card networks or our banking partners could require us to increase reserves, impose penalties on us, charge additional or higher fees, or terminate their relationships with us.

Failure to effectively manage risk and prevent fraud could increase our chargeback, refund, and return losses or cause us to incur other liabilities. Increases in chargebacks, refunds, returns, or other liabilities could have an adverse effect on our operating results, financial condition, and cash flows.

**Our business is subject to economic, market and geopolitical conditions.**

Our business is subject to economic, market, public health, and geopolitical conditions which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions that negatively impact discretionary consumer spending and consumer demand, including inflation, slower growth, recession, and other macroeconomic conditions, including those resulting from public health outbreaks such as the COVID-19 pandemic and geopolitical issues could have a material adverse impact on our business and operating results. In February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our platform, adversely affect our ability to conduct ongoing and future business, and adversely affect our ability to commercialize our products in this region. Currently, none of our platform development or business activities are conducted directly or otherwise in Russia or Ukraine. In addition, the United Kingdom's departure from the European Union has caused economic and legal uncertainty in the region and may result in macroeconomic conditions that adversely affect our business.

**Catastrophic events may disrupt our business.**

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure, including our or our partners' information technology and network systems, a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our games and services. The health and safety of our employees, players, third-party organizations with whom we partner or regulatory agencies on which we rely could be also affected, which may prevent us from executing against our business strategies or cause a decrease in consumer demand for our products and services. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures, or inability to conduct normal business operations could also prevent access to our products, services or online stores selling our products and services, cause delay or interruption in our product or live services offerings, allow breaches of data security or result in the loss of critical data. The COVID-19 pandemic could disrupt our ability to conduct normal business operations. An event that results in the disruption or degradation of any of our critical business functions or information technology systems, harms our ability to conduct normal business operations or causes a decreased in consumer demand for our products and services could materially impact our reputation and brand, financial condition and operating results.

## Risks Relating to Regulation of our Business and Industry

### Tariffs and Trade Restrictions

Our business is subject to risks associated with tariffs, trade restrictions, and other international trade policies. A significant portion of our apparel products, materials, and components may be sourced from or manufactured in foreign countries. Changes in U.S. or foreign government trade policies, including the imposition of new or increased tariffs, duties, import quotas, or other trade barriers, could materially increase our costs of production and reduce our profit margins. In addition, retaliatory measures by other countries, shifts in trade agreements, or geopolitical tensions could disrupt supply chains, delay shipments, or limit our access to key materials and manufacturing partners. Any such developments could adversely affect our pricing, competitiveness, and overall financial performance.

### Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and consolidated financial statements.

In addition, changes to U.S. federal, state, or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

## Risks Relating to the Shares and the Offering

### There has been no independent valuation of our Shares, which means that our Shares may be worth less than the offering price in the offering

The per share purchase price in the Offering has been determined by us without independent valuation of our Shares. We established the offering price based on management's estimate of the valuation of the Company's Shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our Shares. Our Shares may have a value significantly less than the offering price, and the Shares may never obtain a value equal to or greater than the offering price.

**We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies**

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

**The Shares will not be freely tradable until one year from the initial purchase date. Although the Shares may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

**Investing in offerings like this offering involve significant risks not present in investments in public offerings**

Investing in crowdfunding opportunities involves a high degree of risk. Securities sold through Reg CF are typically not publicly traded and, therefore, are less liquid. Additionally, investors may receive restricted securities that may be subject to holding period requirements. Companies

37

seeking private placement investments tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private placements requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment.  Investment products are not FDIC insured, may lose value, and there is no bank guarantee.

**Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.**

No governmental agency has reviewed or passed upon this offering, our company or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

**There is no guarantee of return on investment.**

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read this memorandum and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

**You will incur immediate and substantial dilution as a result of this offering.**

If you purchase shares in this offering, you will pay more for your Shares than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restrictive shares or exercise of share options under our equity incentive plan.

**Investing in our Shares is a highly speculative investment and could result in the loss of your entire investment.**

A purchase of the Shares is significantly speculative and involves significant risks. The Shares should not be purchased by any person who cannot afford the loss of his or her entire purchase price. The business objectives of the Company are also speculative, and we may be unable to satisfy those objectives. For these reasons, each prospective investor of the Shares should read these risk factors and all of the transaction documents carefully and consult with their attorney, business advisor and/or investment advisor before investing in our Shares.

**Raising additional capital may cause dilution to our stockholders, including purchasers of Shares in this offering or restrict our operations.**

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

**Future issuances of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation may adversely affect the level of return you may be able to achieve from an investment in our Shares.**

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Shares. Because our decision to issue debt in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Shares.

**There is no guarantee that we will ever complete future private or public offerings of our Shares or other Company securities, and we may never raise capital sufficient to execute our business plan.**

Although we may file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of the Company's securities at a purchase price greater than the Purchase Price in this offering, or at all. If we are unable to complete the future offerings of the Company's securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

**Voting control is in the hands of a few large stockholders.**

Voting control is concentrated in the hands of a small number of stockholders. As a result, you will not be able to meaningfully influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a minority stockholder, your say in these decisions will be limited.

**Future fundraising may affect the rights of investors.**

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. Future issuances of equity securities will have a dilutive effect on current stockholders. There is no guarantee that the terms of future financings will be favorable to the Company and its current stockholders.

**The Securities will have restrictions on transferability; there is no public trading market for our Securities and one may never develop.**

The Shares are subject to transfer restrictions. There is currently no public trading market for the shares and there can be no assurance that any such public market will develop in the foreseeable future. The Shares being offered and sold in this Offering relies upon exemptions from the registration requirements of federal and state securities laws. Those exemptions require that the Securities be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the Shares are subsequently registered or qualified with the SEC and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in us even if your financial condition makes such liquidation necessary. In addition, none of our securities will likely be readily acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the Shares. An investment in the Shares should only be made by those who can afford the loss of their entire investment.

Even if a market develops for our Shares, our shares may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity.

Even if our Shares are listed for trading, and if an established market for our shares develops, the share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future share price.

**We have not retained independent professionals for subscribers.**

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interests of the subscribers hereunder. Although we have retained our own counsel, neither our counsel nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the Securities offered hereby should not rely on the firms so retained with respect to any matters herein described.

**Our management has broad discretion in using the net proceeds from this Offering.**

We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the net proceeds effectively, we may not be successful in continuing to grow our business. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we may base our decisions to use the net proceeds from this Offering.

**If we fail to complete the Maximum Offering Amount, our ability to implement our business model and strategy could be compromised.**

We have limited capital resources and operations. There is no minimum in this Offering.  If we receive the maximum offering of $5,000,000, such amount is expected to provide us with working capital to maintain our planned level of operations including the acquisition and development of multiple international marketplaces. Since this Offering does have a minimum offering of $10,500, the Offering may close on any amounts received and there can be no guarantee that the Maximum Offering, or any amount, will be received.

If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations, which would result in a loss of your investment as a holder of our Shares.

**The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.**

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company, or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that shareholders will receive a distribution in such a case.

**We may not pay cash dividends on our Shares so any returns will be limited to the value of our shares.**

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

**AS A RESULT OF THESE FACTORS, THE OFFERING IS ONLY SUITABLE FOR THOSE INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE SECURITIES BEING OFFERED.**


**SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS**

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | As Percentage |
|---|---|---|---|
| Harmon Retail Holdings Inc.* | 40,000,000 | Class A Common Stock | 100.00% |

*The beneficial owners of Harmon Retail Holdings, Inc. who founded Harmon Retail Holdings Inc. are:

| Name and Address of Beneficial Owner[(1)] | Class A Common Stock | | Class B Common Stock | | % of Total Voting Power |
|---|---|---|---|---|---|
| | Shares | % | Shares | % | |
| Jonah Raskas | 0 | 0% | 4,269,500 | 50% | 49.9% |
| Edmond Guindi | 0 | 0% | 4,269,500 | 50% | 49.9% |

## RECENT OFFERINGS OF SECURITIES

The parent company, Harmon Retail Holdings Inc., conducted Reg D 506 (c) Offering to accredited investors commencing in September 2025 which is currently open. The Company is offering 3,000,000 shares of Series A Convertible Preferred Stock at a purchase price of $1.00 per share for at total of up to $3,000,000 for its own general and corporate expense. As of the date of this offering, a total of 340,248 shares have been sold.

## DEBT ISSUED BY THE PARENT

Harmon Retail Holdings, Inc. issued a 15% Senior Secured Original Issue Discount Promissory Note on August 15, 2025 in the amount of $352,000 of which $271,813 is outstanding and shall be retired with a portion of the proceeds from this offering.

## THE COMPANY'S SECURITIES

### The Company's Securities

The Company has Class A, Class B Common Stock and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,000,000 of Class B Non-Voting Common Stock.

### Common Stock

The number of securities authorized is 60,000,000 Common Stock with a par value of $0.0001 with a total of 40,000,000 Class A Common shares outstanding.

The number of securities authorized is 20,000,000 Class B Non-Voting Common Stock with a par value of $0.0001 of which none have been issued.

### Preferred Stock

Prior to this offering, the number of Preferred Stock par value $.0001 authorized is 10,000,000, of which none have been issued.

**Voting Rights**

Class A has voting rights.  Class B Common stock has no voting rights.

**Material Rights**

**Voting Rights of Securities Sold in this Offering**

Non-voting Class B Shares

**Dilution**

An investor's stake in a company may be diluted due to the company issuing due to the Company issuing additional shares.  In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2025 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2026 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**THE OFFERING**

Harmon DTC Inc. ("Company") is offering securities under Regulation CF, through, DealMaker Securities LLC ("DealMaker"). DealMaker will receive cash compensation equal to [ 8.5%] of the value of the securities sold through Regulation CF. There is also a $19,500 advance setup fee and $4,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,500 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,500, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed. In the event The Company fails to reach the offering target of $10,500, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

**What is the purpose of this offering?**

The proceeds are primarily planned to be used for collaboration partnerships, marketing of apparel, customer acquisition and expansion, investor acquisition marketings, operations hires, product development, technology development, sales and marketing and general working capital.

**VALUATION**

**Pre-Money Valuation:** $20,000,000

**Transferability of securities**

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Securities Offered

The Company is offering up to 10,000,000 Class B Non-Voting Common Stock ("Class B Common Stock"), at $.50 per share. The Class B Non-Voting Common Stock rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Certificate of Incorporation as follows:

> **Class B Non-Voting Common Stock:** Shares of Class B Common shall have no voting rights, except as required by law. Class B Common shares shall be entitled to dividends or distributions on a pari passu basis with Class A Common, unless otherwise restricted by Preferred Stock.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. Readers should also carefully review factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.*

## Overview

Harmon DTC, Inc. ("Harmon DTC" or "the Company") was formed in Nevada on January 12th, 2026. The Company plans to earn revenue by focusing on a range of direct-to-consumer online opportunities, including products such as supplements and GLP-1 (glucagon-like peptide-1) offerings for customers. The Company's headquarters is in Carson City, Nevada. The Company's customers will be primarily located in the United States, with a small portion of its customer base located internationally. The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

As of January 12th, 2026 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

The Company operates under a non-exclusive, revocable license agreement with our parent company Harmon Retail Holdings, Inc. ("Harmon Retail") that allows the Company to use certain Harmon trademarks solely in connection with its direct-to-consumer business, subject to the terms of a written license agreement. The license is expected to include commercially reasonable terms, including usage guidelines, quality controls, and licensing fees, and may be terminated under certain circumstances, including breach or insolvency.

Harmon DTC is a separate legal entity from Harmon Retail, which operates brick-and-mortar retail locations and owns certain intellectual property and operational infrastructure associated with the Harmon brand. While Harmon DTC is independently capitalized and managed, it may from time to time rely on certain resources, services, or intellectual property owned by Harmon Retail pursuant to arm's-length intercompany agreements.

While the Harmon brand historically operated primarily through physical retail locations under affiliated entities, Harmon DTC has been formed to pursue a **digital-first growth strategy** focused on:

- Technology-enabled healthcare access
- GLP-1 and metabolic health programs
- Subscription-based wellness offerings
- Strategic acquisition and roll-up of complementary DTC businesses

The Company's objective is to build a **capital-efficient, recurring-revenue DTC platform** that can scale through both organic growth and disciplined acquisitions.

**Liquidity and Cash Resources**

The Company was incorporated in Nevada on January 12, 2026 by parent company Harmon Retail Holdings, Inc. the owner of the Harmon brand. On the same date the founders executed subscription agreements totaling 40 million shares of Class A Common Stock for $4,000 in aggregate consideration.

Since this Offering does have a minimum offering of $10,500, the Offering may close on any amounts received and there can be no guarantee that the Maximum Offering, or any amount, will be received. If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations, which would result in a loss of your investment as a holder of our Shares.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**Significant Accounting Policies**

*Basis of Presentation*

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year is December 31. The Company has no interest in variable interest entities and no predecessor entities.

*Use of Estimates and Assumptions*

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

*Fair Value of Financial Instruments*

FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of January 19, 2026.

*Cash and Cash Equivalents*

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,000 cash and cash equivalents as of December 31, 2025.

*Revenue Recognition*

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

*Income Taxes*

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on December 5th, 2025 and had no operations, taxable income, or filing requirements during the period ended December 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

*Recently Adopted Accounting Pronouncements*

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

**Off-Balance Sheet Arrangements**

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

**Results of Operations as of January 19th, 2026**

The Company was formed on January 12th, 2026 (inception) has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses.

*Revenues.* To date the company has not commenced planned principal operations nor generated revenue. Going forward, the Company plans to earn revenue by focusing on a range of direct-to-consumer online opportunities, including products such as supplements and GLP-1 (glucagon-like peptide-1) offerings for customers. While the Harmon brand historically operated primarily through physical retail locations under affiliated entities, Harmon DTC has been formed to pursue a digital-first growth strategy focused on technology-enabled healthcare access, GLP-1 and metabolic health programs, subscription-based wellness offerings and strategic acquisition and roll-up of complementary DTC businesses The Company's objective is to build a capital-efficient, recurring-revenue DTC platform that can scale through both organic growth and disciplined acquisitions.

*Gross profit (loss).* To date the company has not commenced planned principal operations nor generated any gross profit. We continued to focus resources on maintaining, developing and tending to various business relationships and believe could result in generating gross profit going forward.

*General and administrative.* To date the company has nor commenced planned operations and has not occurred any general and administrative expenses.

*Other income (expense), net.* To date the company has not commenced planned principal operations nor had any interest expense.

*Net income (loss).* As a result of the above, the net loss as of January 19, 2026 was $0.

**INDEBTEDNESS**

See Related Party Transactions

**RELATED PARTY TRANSACTIONS**

Harmon Retail Holdings, Inc. and Harmon DTC, Inc. entered into intercompany agreements pursuant to which Harmon DTC received a perpetual manufacturing and commercialization license for certain Harmon-related products, intellectual property, trademarks, trade names, and related brand assets. The parties also entered into a collaboration agreement under which Harmon Retail Holdings provides certain marketing, design, operational, and related support services, and Harmon DTC received broad, ongoing rights to use specified data, content, and related materials in connection with its business.

## USE OF PROCEEDS

The Company anticipates using the proceeds from this offering (in the following manner:

The primary use of proceeds includes the acquisition and expansion of the Union App users, and further strengthening and expanding our content providers. Additionally, a portion of the funds will be allocated to investor acquisition marketing efforts, aimed at expanding our user base and driving growth.

| Purpose or Use of Funds | Allocation After Offering Expenses for a $10,500 Raise | Percentage of Proceeds for a $10,500 Raise | Allocation After Offering Expense for a $5,000,000 Raise | Percentage of Proceeds for a $5,000,000 Raise |
|---|---|---|---|---|
| DealMaker Platform Fees | $892.50 | 8.50% | $425,000 | 8.5% |
| Marketing and Branding | $3,150.00 | 30.% | $750,000 | 15.0% |
| Development and expansion of GLP-1-related offerings | $3,150.00 | 30% | $1,025,000 | 20.5% |
| Acquisition of DTC Business and Assets | $3307.50 | 31.50% | $1,250,000 | 25% |
| Technology and platform investments. | $0 | 0 | $750,000 | 15% |
| Inventory | $0 | 0% | $500,000 | 10.0% |
| Promissory Note Repayment at Parent | $0 | 0% | $300,000 | 6% |
| Total | $10,500 | 100% | $5,000,000 | 100% |

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

**Disqualification**
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016

**Compliance Failure**

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

*In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.*

**OTHER INFORMATION**

**Bad Actor Disclosure**

None

**Platform Compensation**

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $19,500 advance setup fee and $4,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2027.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**INVESTMENT PROCESS**

**Information Regarding Length of Time of Offering**

**Investment Confirmation Process**

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

***Rolling and Early Closings***: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

***Investment Cancellations***: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

***Notifications***: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

*Material Changes*: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

## Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

## Updates

Information regarding updates to the offering and to subscribe can be found at https://shopharmon.com/pages/own-a-piece-of-the-harmon-comeback-story and the annual report will be available within 120-days of its fiscal year end, as required by Regulation CF.

Progress Updates:

Updates regarding the Issuer's progress towards reaching the target offering amount will be filed with the SEC on Form C-U when the offering reaches 50% and 100% of the target offering amount.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jonah Raskas, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jonah Raskas, CEO

*Instructions.*

1.    The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.    The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: PPT

**EXHIBIT B:**
**Financial Statements**

Harmon DTC, Inc.
(the "Company")
a Nevada Corporation

Financial Statements with Independent Auditor's Report

Inception to January 19, 2026

# Table of Contents



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

# INDEPENDENT AUDITOR'S REPORT

To: Harmon DTC, Inc. Management

**Opinion:**
We have audited the accompanying financial statements of the Company which comprise the balance sheets from inception through January 19, 2026 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of January 19, 2026 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion:**
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

**Auditor's Responsibility:**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control−related matters that we identified during the audit.

*RNB Capital CPAs LLC*

Indianapolis, IN
January 21, 2026

**HARMON DTC, INC.**
**BALANCE SHEET**

**INCEPTION THROUGH JANUARY 19,** **2026**

**ASSETS**
*Current Assets:*

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 4,100 |
| *Total Current Assets* | | 4,100 |
| **TOTAL ASSETS** | $ | 4,100 |

**LIABILITIES AND EQUITY**

| | | |
|---|---|---|
| *TOTAL LIABILITIES* | | - |
| **EQUITY** | | |
| Common Stock | $ | 4,000 |
| Paid-in Capital | | 100 |
| Accumulated Deficit | | - |
| *TOTAL EQUITY* | $ | 4,100 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 4,100 |

See Accompanying Notes to these Audited Financial Statements

**HARMON DTC, INC.**
**STATEMENT OF OPERATIONS**

**INCEPTION THROUGH JANUARY 19,**          **2026**

**Operating Expenses**
*Total Operating Expenses*      -
*Total Loss from Operations*      $      -
*Net Income (Loss)*      $      -

See Accompanying Notes to these Audited Financial Statements

# HARMON DTC, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Class A Common Stock | | Class B Common Stock | | Preferred Stock | | | Retained Earnings | Total Shareholders' |
| | # of Shares | $ Amount | # of Shares | $ Amount | # of Shares | $ Amount | Paid-in Capital | (Deficit) | Equity |
|---|---|---|---|---|---|---|---|---|---|
| Beginning balance at 01/08/26 | - | - | - | - | - | - | - | - | - |
| Issuance of Common Stock | 40,000,000 | 4,000 | - | - | - | - | - | - | 4,000 |
| Paid-in Capital | - | - | - | - | - | - | 100 | - | 100 |
| Net income (loss) | - | - | - | - | - | - | - | - | - |
| Ending balance at 01/19/26 | 40,000,000 | 4,000 | - | - | - | - | 100 | - | 4,100 |

See Accompanying Notes to these Audited Financial Statements

**HARMON DTC, INC.**
**STATEMENT OF CASH FLOWS**

| **INCEPTION THROUGH JANUARY 19,** | | **2026** |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income (Loss) | $ | - |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | | - |
| *Net Cash provided by (used in) Operating Activities* | $ | - |
| **INVESTING ACTIVITIES** | | |
| *Net Cash provided by (used in) Investing Activities* | $ | - |
| **FINANCING ACTIVITIES** | | |
| Common Stock | $ | 4,000 |
| Paid-in Capital | | 100 |
| *Net Cash provided by Financing Activities* | $ | 4,100 |
| Cash at the beginning of period | | - |
| Net Cash increase (decrease) for period | $ | 4,100 |
| Cash at end of period | $ | 4,100 |

See Accompanying Notes to these Audited Financial Statements

_____

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Harmon DTC, Inc. ("the Company") was formed in Nevada on January 8th, 2026. The Company plans to earn revenue by focusing on a range of direct-to-consumer online opportunities, including products such as supplements and GLP-1 (glucagon-like peptide-1) offerings for customers. The Company's headquarters is in Carson City, Nevada. The Company's customers will be primarily located in the United States, with a small portion of its customer base located internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the

_____

inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:  Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of January 19, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $4,100 in cash and cash equivalents as of January 19, 2026.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on January 8th, 2026 and had no operations, taxable income, or filing requirements during the period ended January 19, 2026. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

_____

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

The Company had no debts or long-term obligations as of inception to January 19, 2026.

## NOTE 6 – EQUITY

The Company is authorized to issue a total of 70,000,000 shares with a par value of $0.0001 per share, consisting of 60,000,000 shares of common stock (40,000,000 shares of Class A and 20,000,000 shares of Class B) and 10,000,000 shares of preferred stock.

### Class A Common Stock

The Company has authorized 40,000,000 shares of Class A Common Stock with a par value of $0.0001. 40,000,000 shares were issued and outstanding as of January 19, 2026.

**Voting**: Holders of Class A Common Stock are entitled to one (1) vote per share on all matters submitted to a vote of stockholders.

**Dividends**: The holders of Class A common stock are entitled to receive dividends when and if declared by the Board of Directors.

**Conversion**: There are no conversion features on the securities currently authorized or offered.

**Liquidation preference**: In the event of any liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to share ratably with holders of Class B Common Stock in all assets of the Company remaining after payment of all debts and liabilities and any preferential amounts payable to holders of preferred stock, if any.

### Class B Common Stock

The Company has authorized 20,000,000 shares of Class B Common Stock with a par value of $0.0001. No shares were issued and outstanding as of January 19, 2026.

**Voting**: Holders of Class B Common Stock have no voting rights on matters submitted to stockholder vote, except as required by Nevada law.

**Dividends**: The holders of Class B common stock are entitled to receive dividends when and if declared by the Board of Directors.

**Conversion**: There are no conversion features on the securities currently authorized or offered.

Harmon DTC, Inc.
Notes to the Audited Financial Statements
Inception through January 19<sup>th</sup>, 2026

_____

**Liquidation preference**: In the event of any liquidation, dissolution or winding up of the Company, holders of Class B Common Stock are entitled to share ratably with holders of Class A Common Stock in all assets of the Company remaining after payment of all debts and liabilities and any preferential amounts payable to holders of preferred stock, if any.

## Preferred Stock

The Company has authorized 10,000,000 shares of Preferred Stock with a par value of $0.0001. No shares were issued and outstanding as of January 19, 2026.

The Company's Board of Directors has the authority to issue one or more series of Preferred Stock. For each series, the Board may determine all terms and conditions, including voting powers (full, limited, or none), dividend rights, conversion and redemption features, liquidation preferences, and any other designations, rights, or restrictions. No series of Preferred Stock has been designated as of the date above.

**Voting**: The Board of Directors shall determine the voting rights of each series of Preferred Stock at the time of issuance and specify them in the resolution creating that series. Each series may have full, limited, or no voting rights, including whether it votes with the common stock or as a separate class.

**Dividends**: The Board of Directors may grant each series of Preferred Stock dividend rights senior to the common stock, as specified in the resolution creating that series. Dividends may be cumulative or non-cumulative and may be payable at a fixed rate, fixed amount per share, or based on a formula.

**Redemption**: The Board of Directors may designate any series of Preferred Stock as redeemable at the Company's option, on the terms, at the times, and for the price specified in the resolution creating that series.

**Conversion**: The Board of Directors may designate any series of Preferred Stock as convertible into common stock or other securities, at the holder's option, based on a conversion ratio and adjustments specified in the resolution creating that series.

**Liquidation preference**: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders. The specific liquidation preference (if any) of each series, including any multiple of the original issue price and participation rights, will be set forth in the resolution establishing that series.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 19, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

**EXHIBIT C:**
**PDF of Campaign Landing Page**



HARMON DTC

# Built on a Foundation No Startup Can Replicate

Legacy + Loyalty

Acquired Customers

Trusted Brand

Data Rich

# A $2 Trillion U.S. Market — With Three Growth Layers

**$2T**

**GLP-1**

**12M+**

**50 Yrs**

1 GLP-1 / Metabolic Health TAM

2 DTC Health & Wellness Roll-Up

3 Subscription Commerce Platform

# Three Engines. One Unified Platform.

GLP-1 Metabolic Health Offering

Shared Operating Infrastructure

DTC Roll-Up Engine

## The Timing Has Never Been Better

# The Complete Patient Journey

Intake | Review | Prescription | Fulfillment | Ongoing Subscription | Retention Loop

### Why Harmon Wins

### Forward-Looking Expansion

# Three Phases to Category Leadership

1 Launch GLP-1

2 Expand LTV

3 Scale Roll-Ups

# What Harmon DTC Actually Owns

TM Harmon Trademarks

Website Portfolio

# More Than an Investment. Join the Harmon Family.

### Time-Based Bonus Shares

10% Bonus Shares

5% Bonus Shares

### Volume-Based Perks

$500+

$1,000+

$2,500+

$5,000+

$10,000

$25,000

$50,000+

INVEST NOW & CLAIM YOUR PERKS

# Advisory Board of Industry Legends

# Frequently Asked Questions

- What is Regulation CF (Reg CF)? +
- Who can invest in this offering? +
- What type of security am I purchasing? +
- What is the Minimum Investment? +
- How do I invest? +
- Can I cancel my investment? +
- Is this a risky investment? +
- When can I sell my shares? +
- Who is DealMaker Securities LLC? +
- How are my funds held before the offering closes? +
- Where can I find the official Offering Circular? +

# The Full Investor Presentation



HARMON DTC
Harmon DTC
Opportunity
Building a Recurring Revenue Health & Wellness Platform
March 2026


# Ready to Join the Harmon DTC Revolution?

INVEST NOW

## Investor Discussion

HARMON DTC

**EXHIBIT D:**
**PPT**



# Harmon DTC
# Opportunity

Building a Recurring Revenue Health & Wellness Platform

March 2026

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street 2nd Floor New York NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This contains forward-looking statements. These statements may include the words “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “project”, “will”, “may”, “targeting” and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of GlobexUS (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this presentation speak only as of the date here, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

# What Makes Harmon Special?

**Legacy + Loyalty**
Harmon has multi-generational brand equity, especially in the NY/NJ metro area.

**Acquired Customers**
Harmon can sell to existing customer base instead of spending heavily on new acquisition methods.


LEGACY
HARMON
DTC

**Data Rich**
Harmon DTC owns millions of customer data points.

**Trusted**
A 50 year-old storied brand with a lot of customer trust.*

*Parent Company Harmon is a 50 year-old brand

# Executive Summary (The One-slide Story)

Building a Recurring Revenue Health & Wellness Platform

## Harmon DTC is



A roll-up platform for high-margin DTC health & wellness brands

Launching a GLP-1 metabolic health offering

Built on shared infrastructure and first-party data

## Why now



GLP-1 category exploding

DTC CAC dislocation

Fragmented brand landscape

## Business model

Acquire + build

Subscription driven

# The Problems

Building a Recurring Revenue Health & Wellness Platform

**Pain Point #1**
**Fragmented DTC brands**

- Subscale operators
- High Customer Acquisition Costs
- Operational inefficiency



**Pain Point #2**
**GLP-1 Challenges**

- High Customer Acquisition Costs
- Limited Co-Offerings for Customers



**Pain Point #3**
**Lack of integrated platforms**

- Telehealth + OTC product + Beauty + brands rarely unified
- Data silos
- Poor LTV optimization

# Our Solution

Building a Recurring Revenue Health & Wellness Platform

## DTC Roll-Up Engine

- Acquire undervalued brands
- Integrate into shared stack
- Improve LTV/CAC
- Expand distribution

## GLP-1 Metabolic Health Offering

- Telehealth-enabled
- Subscription model
- High retention category
- Cross-sell opportunity

## Shared Operating Infrastructure

- Marketing
- Data
- Fulfillment
- Regulatory
- Customer lifecycle



# Market Opportunity

Building a Recurring Revenue Health & Wellness Platform



**Layer 1**
**GLP-1 / Metabolic Health TAM**

- Massive growth
- Chronic use
- Recurring revenue

**Layer 2**
**DTC Health & Wellness**

- Large fragmented brand base
- Acquisition targets
- Roll-up opportunity

**Layer 3**
**Subscription Commerce**

- Recurring revenue
- Predictable cash flow
- Higher multiples

# GLP Wellness Offerings Quickly Expanding Into Peptides

Peptides are the next expansion opportunity – especially given recent announcement from RFK JR


United States
Past year
Web Search
Interest over time
United States · Past year
Google Trends
100
80
60
40
20
0
April
July
October
2026

RFK Jr. announced his plan on the latest Joe Rogan Experience podcast, which aired on Friday. He specifically intends to reverse a previous decision from the Biden-era Food and Drug Administration that restricted nearly two dozen peptides from being produced by compounding pharmacies. The FDA will reportedly consider taking around 14 of these peptides off the banned list, with a formal decision expected in the next few weeks.

*https://gizmodo.com/rfk-jr-tells-joe-rogan-hes-about-to-unleash-14-banned-peptides-2000728355*



# Harmon DTC AI Lab

Testing out AI concepts & Rolling Out Most Successful for Internal Use & External Monetization



- Leverage Company Name and Data to test out AI solutions for the company.

- Implement solutions to increase revenue and reduce costs.

- Spin Out most successful solutions as separate standalone businesses



# Why Now?

**This is critical for your story.**

## Key timing drivers

- GLP-1 adoption inflection
- Telehealth normalization
- DTC brand distress (post-2021 CAC spike)
- AI lowering operating costs
- Retail + DTC convergence

# GLP-1 Strategy
## Deep Dive

Building a Recurring
Revenue Health &
Wellness Platform



### Patient journey

- Intake
- Review
- Prescription

- Fulfillment
- Ongoing subscription
- Retention loop



### Why Harmon wins

- Consumer brand trust
  Omnichannel reach

- Lower Customer acquisition costs
  via owned audience
- Cross-sell into
  supplements/beauty

### Forward Looking Opportunities

- Peptides Expansion
- Peptides Personalization

- Coordinating Prescription
  Dermatology with Over The
  Counter Dermatology products.

# Roll-Up Strategy

Building a Recurring Revenue Health & Wellness Platform

## The Framework

### Target profile

 Profitable or near-profitable

 Strong repeat purchase

 Customer Acquisition Optimization Possible

 Clean supply chain

 Loyal customer base

### Value creation levers

 Marketing efficiency

 Subscription conversion

 Pricing optimization

 Supply chain savings

 Cross-sell into GLP-1 ecosystem

HARMON

# Go-To Market Strategy

Building a Recurring Revenue Health & Wellness Platform



## Phase 1
### Launch GLP-1

- Digital acquisition
- Email/SMS
- Existing Harmon customers
- Influencer/affiliate

## Phase 2
### Expand LTV

- Cross-sell supplements
- Beauty
- Continuity programs

## Phase 3
### Scale roll-up

- Acquire brands
- Integrate
- Expand distribution

# Financial Model Overview

Building a Recurring Revenue Health & Wellness Platform

Revenue ramp

Subscription mix



Path to profitability

Gross margin trajectory

Contribution margin

# Offering Terms



**Size of Offering**
$5,000,000 Total Offering



**Valuation**
$20,000,000



**Reg CF**



**Minimum Investment**
Minimum Purchase of $150.00



**Placement Agent**
DealMaker Securities, LLC

**Please carefully review the offering documents for complete details of terms of the Offering.**

Harmon Retail Holdings Inc. is currently undertaking a Reg CF Offering. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street 2nd Floor New York NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations.

The summary may include "forward-looking statements" with the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized.

# Investor Perks

**$1,000+:** Founders Circle

**$2,500+:** Retail Revolution Partner

**$5,000+:** Expansion Circle

**$10,000+:** DTC Partner

**$500+:** Insider Circle

**$50,000+:** Strategics

**$25,000+:** Harmon Visionary

## Investor Perks

Invest Now



# What Does Harmon Own?



All Trademarks for Harmon
All Trademarks for Face Values
Private Label



~12 Million Customer Data Points



4+ years of sales and product data by channel, store, brand, and Sku.



All website URL's across Harmon and Face Values.

# Advisory Board

### MARC BODNER

Beauty Products Owner and Leader: 30+ Years

- Executive Chair for L&R Distributors. Former President and CEO.
- Partner and Investor at Springview Investments







### CORY BAKER

IP, Brand, & Bankruptcy Leadership: 20+ Years

- Former COO and Board of Directors at Marquee Brands
- Founder& Managing partner at Consortium Brands





### NOAH ROSEN

Retail Owner and Leader: 25+ Years

- Owner at National Wholesale Liquidators for 15+ Years.

### BART SICHEL

Retail, Marketing & Consulting Leadership: 30+ Years

- Former CMO at Burlington Discount & Bed Bath
- Former Partner at Mckinsey

### CARL JOHNSON

Brand, & Corporate Management: 40+ years

- Executive roles held at Smuckers, Big Heart Pet Brands, Kraft, & Campbell Soup
- Former Chairman of the Board at Nautilus











